

10030797

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67841

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

PERMAC Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Market Street, Suite 114
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan McNamara (866) 520-4550
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan McNamara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERMAC Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ROSEMARY T. FITZPATRICK, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 26, 2013

Bryan McNamara
Signature

President
Title

Rosemary T. Fitzpatrick
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
PERMAC Securities, Inc.

We have audited the statement of financial condition of PERMAC Securities, Inc. (an S Corporation) as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PERMAC Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BBD, LLP

Philadelphia, Pennsylvania
April 1, 2010

PERMAC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$ 7,701
Deposits with clearing organizations	50,000
Receivable from brokers or dealers	6,000
Other assets	1,617
Total assets	$ 65,318

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 51,243
Payable to brokers or dealers	1,127
Total liabilities	52,370
STOCKHOLDERS' EQUITY	
Capital stock $20 par value; 500 shares authorized 500 shares issued and outstanding	10,000
Additional paid-in capital	152,000
Accumulated deficit	(149,052)
Total stockholders' equity	12,948
Total liabilities and stockholders' equity	$ 65,318

See accompanying notes

PERMAC SECURITIES, INC.

STATEMENT OF OPERATIONS

Year ended December 31, 2009

REVENUE	
Commissions	$253,020
EXPENSES	
Employee compensation and benefits	195,863
Communications and data processing	42,173
Occupancy	5,130
Professional fees	41,940
Clearing costs	44,837
Other	12,058
Total expenses	342,001
NET LOSS	$ (88,981)

See accompanying notes

PERMAC SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated (Deficit)	Total
BALANCE, December 31, 2009	$10,000	$102,000	$ (60,071)	$ 51,929
Capital contributions	-	50,000	-	50,000
Net loss	-	-	(88,981)	(88,981)
BALANCE, December 31, 2009	$10,000	$152,000	$(149,052)	$ 12,948

See accompanying notes

PERMAC SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(88,981)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities	
(Increase) decrease in	
Receivable from brokers or dealers	30,003
Other assets	1,832
Increase (decrease) in	
Accounts payable and accrued expenses	(22,270)
Payable to brokers or dealers	1,127
Net cash used for operating activities	(78,289)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	50,000
Net increase in cash	(28,289)
CASH	
Beginning of year	35,990
End of year	$ 7,701

See accompanying notes

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PERMAC Securities, Inc. (the ***"Company"***) was incorporated on April 12, 2007, pursuant to the Laws of the Commonwealth of Pennsylvania to engage in the general business of a broker or dealer in securities, and commenced operations on September 1, 2008. The Company provides execution services in NASDAQ listed and ETF securities for institutional investors.

The Company was organized to operate under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by the clearing broker/dealer ***(See Note 5)***.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date. Commission income recorded on a trade date basis would not be materially different.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against net tax assets if it is more likely than not that some or all of the net tax assets will not be realized ***(See Note 6)***.

(2) COMMITMENTS AND CONTINGENCIES

The Company leased its office space from its clearing broker on a month-to-month basis. Payments under this lease are $570 per month and rent expense for 2009 was $5,130.

(3) RELATED PARTY TRANSACTIONS

One of the shareholders of the Company owns a company that provides the Company with brokerage services. The fees for these brokerage services were immaterial to the financial statements for 2009.

(4) REGULATORY REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $11,331, which was $6,331 in excess of its required net capital of $5,000.

(5) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer and other custodians carry all of the accounts of the customers of the Company and are responsible for custody, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are processed properly by the clearing broker/dealer.

In addition, the Company maintains a cash account with the clearing broker/dealer. As a result, the Company is exposed to credit risk in the event of insolvency or other failure of the clearing broker/dealer to meet its obligations. The Company manages this risk by dealing with a major financial institution and monitoring its credit worthiness.

(6) INCOME TAXES

Accounting standards establish financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year and the statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

The Company's provision for income tax consisted of the following:

Deferred	
Federal	$(13,500)
State and local	(9,000)
	(22,500)
Valuation allowance	(22,500)
Provision for income taxes	$ -

The deferred tax asset is primarily attributable to net operating loss carryforwards (***"NOL's"***) for Federal and state income tax purposes.

The current and deferred tax assets and liabilities created fro the above differences are reported on the accompanying statement of financial position as follows:

Deferred tax asset	$ 37,500
Valuation allowance	(37,500)
Total tax assets	$ -
Deferred tax liability	$ -
Total tax liability	$ -

At December 31, 2009, the Company had Federal and State NOL's of approximately $150,000 that will expire through 2029. Tax regulations limit the transfer of NOL's to successor corporations following certain ownership changes as provided by these regulations. The Company is under agreement to sell 100% of its shares outstanding ***(See Note 7)***, which will limit the recognition of these NOL's. Due to the uncertainty relating to the realization of these deferred tax assets, management has provided a valuation allowance against the full amount.

Effective January 1, 2009, the Company adopted the provisions of FASB Accounting Standards Codification 740-10, *"Accounting For Uncertainty in Income Taxes"* (***"ASC 740-10"***). ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the Company used the guidance in ASC 450, *"Accounting for Contingencies"*. The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2009, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. U.S. and Pennsylvania returns for the years ended December 31, 2007 to 2009 remain open for audit.

(7) SUBSEQUENT EVENTS

Subsequent events were evaluated through April 1, 2010, which is the date the financial statements were available to be issued.

On March 4, 2010, the Company entered into an agreement to sell all of the outstanding stock of the Company for $50,000. This agreement is contingent upon the approval of the Financial Industry Regulatory Authority, Inc. This transaction has not been approved as of the date of issuance of these financial statements.

PERMAC SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2009	**Schedule I**
Total stockholders' equity from statement of financial condition	$12,948
Less: Non-allowable assets	
Other assets	1,617
Net capital before haircuts on securities	11,331
Haircut on securities	-
Net capital	$11,331
Total aggregate indebtedness	$51,243
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 6,331
Percentage of aggregate indebtedness to net capital	452%

Note: There were no material differences between the above computation and that included in the Company's corresponding amended unaudited Form X-17A-5 Part IIA Filing.

1. **Computation for determination of reserve requirements under Rule 15c3-3**
   The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through other broker/dealers on a fully disclosed basis. The name of the clearing firm is Penson Financial Services, Inc.

2. **Information relating to the possession or control requirements under SEC Rule 15c3-3**
   The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2009.


BBD
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
PERMAC Securities, Inc.

In planning and performing our audit of the financial statements of PERMAC Securities, Inc. (the ***"Company"***), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11), and the reserve required by Rule 15c3-3(3); (2) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining its internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the Securities and Exchange Commission. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors and fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Philadelphia, Pennsylvania
April 1, 2010


BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of
PERMAC Securities, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (***"SIPC"***) for the period April 1, 2009 through December 31, 2009, which were agreed to by PERMAC Securities, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating PERMAC Securities, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). PERMAC Securities, Inc's management is responsible for PERMAC Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement entries from checking account statements noting no differences;

2. Compared the amounts for the period April 1, 2009 through December 31, 2009 included in the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO, LLP

Philadelphia, Pennsylvania
April 1, 2010

PERMAC SECURITIES, INC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

Nine months ended December 31, 2009

Period Covered	Date Paid	Amount
General assessment reconciliation for the period April 1, 2009 to December 31, 2009		$ 407.87
Payment schedule:		
SIPC-4 assessment	12/29/08	150.00
SIPC-6	7/22/09	20.00
SIPC-7T (less $5.00 late payment interest)	3/29/10	237.87
Balance due		$ -

PERMAC SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2009

PERMAC SECURITIES, INC.

CONTENTS